April 4, 2012

VIA EDGAR

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Aerosonic Corporation
Form 10-K for the fiscal year ended January 31, 2011 Filed May 2, 2011 Form 10-Q for the quarterly period ended October 28, 2011 Filed December 12, 2011 File No. 001-11750

Dear Mr. Humphrey,

This letter is in response to your letter dated March 30, 2012 containing comments of the staff of the Division of Corporation Finance relating to the referenced filings of Aerosonic Corporation.

Pursuant to my communications with Ms. Kristin Shifflett of your office, the Company requires additional time to respond fully to the comments and has therefore requested an extension of time to respond. I am confirming that, in accordance with my discussion with Ms. Shifflett, the Company anticipates responding to the comments contained in the March 30 letter on or before April 27, 2012.

If you have any questions, please call me at (727) 461-3000.

Sincerely,

/s/ Kevin J. Purcell

Kevin J. Purcell

Executive Vice President and

Chief Financial Officer

cc:	Douglas J. Hillman
Thomas E. Whytas

1212 North Hercules Avenue • Clearwater, FL 33765 • P (727) 461-3000 • F (727) 447-5926